

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 21, 2013

Via E-Mail
J. Brett Pritchard, Esq.
Locke Lord LLP
111 S. Wacker Drive
Chicago, IL 60606

> **Re:** **Fuer International, Inc.**
> **Schedule 13E-3 filed March 8, 2013**
> **File No. 5-84285**

Dear Mr. Pritchard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether the issuer, Fuer International, Inc., is engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include the issuer as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

Summary Term Sheet, page 1

2. Please revise to state in the summary section that the filing persons did not obtain a fairness opinion.

Principal Terms of the Merger, page 1

3. Please briefly describe what a "short-form merger" is and summarize Section 92A.180 of the Nevada Revised Statutes.

Interests of Fuer's Executive Officers and Directors, page 7

4. Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

Special Factors, page 11

Background of the Transaction, page 11

5. Please revise to include a background section that describes each contact, meeting, or discussion that took place among the filing persons, the issuer, and Capital Soldier regarding the going private transaction and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting. Please describe how the terms of the going private transaction were determined, including the consideration of $1.29 per share.

Plans after the Merger, page 18

6. Please also describe the plans for Fuer if the Merger is not consummated.

Fairness of the Merger, page 23

Factors Considered in Determining Fairness, page 23

7. We note that the filing persons did not consider net book value because they believed it was indicative of historical value and does not take into account future prospects, market conditions, or business risks. Please revise to further address why the filing persons did not consider net book value, given that it was higher than the $1.29 merger consideration.

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 42

8. We note that according to the Schedule 13D filed by the filing persons, the filing persons will enter into a shareholder agreement following consummation of the merger. Please describe the material terms of the shareholder agreement and file

J. Brett Pritchard, Esq.
Locke Lord LLP
March 21, 2013
Page 3

the shareholder agreement as an exhibit to the Schedule 13E-3. Refer to Items 5 and 16 of Schedule 13E-3 and corresponding Items 1005(e) and 1016(d) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions